UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-54323

CUSIP NUMBER 45343Y205

(Check one): □ Form 10-K □ Form 20-F □ Form 11-K ☒ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR

For Period Ended: September 30, 2015

□ Transition Report on 10-K

□ Transition Report on 20-F

□ Transition Report on 11-K

□ Transition Report on 10-Q

□ Transition Report on N-SAR

For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

RedHawk Holdings Corp.

Full Name of Registrant

Former Name if Applicable

219 Chemin Metairie Road

Address of Principal Executive Office (Street and Number)

Youngsville, Louisiana 70592

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)     The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     A The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

RedHawk Holdings Corp. (“the Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the three month period ended September 30, 2015 (“the Form 10-Q”). However, the Company was unable to complete the Form 10-Q by the November 16, 2015 due date without unreasonable effort and expense due to delays in completing the comparable financial statements for the period ended September 30, 2014 caused by our recent change of our year end from January 31 to June 30 which delayed the compiling and timely preparation of the information required to be included in the Form 10-Q. The Company intends to file a complete Form 10-Q for the period ended September 30, 2015 as soon as practicable within the additional time allowed by this report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
G. Darcy Klug	(337)	269-5933
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No □
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes □ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RedHawk Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	By /s/ Daniel J. Schreiber
Daniel J. Schreiber
Chief Executive Officer and Director
(Authorized representative)